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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

China Finance Online Co. Limited
(Name of Issuer)
Ordinary Shares, par value HK$0.001 per share
(Title of Class of Securities)
169379104
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS Vertex Technology Fund (III) Ltd (“VTF3”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	5	SOLE VOTING POWER

NUMBER OF		-- (See Row 6 and related footnote)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,595,569 Ordinary Shares (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- (See Row 8 and related footnote)

WITH:	8	SHARED DISPOSITIVE POWER

7,595,569 Ordinary Shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,595,569 Ordinary Shares (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%*

12	TYPE OF REPORTING PERSON

CO
(1) Represents 1,519,113 American Depositary Shares (“ADSs”), each of which represents 5 Ordinary Shares, and 4 Ordinary Shares, held of record by VTF3. Divestment and voting decisions must be approved by a majority vote of the members of an investment committee established by Vertex Management (II) Pte Ltd (“VM2”) for VTF3. As a result, VM2 may be deemed to have the power to vote and dispose of the shares held of record by VTF3. In addition, Vertex Venture Holdings Ltd (“VVH”), as the sole shareholder of VTF3, and as the sole shareholder of Vickers Capital Limited, which is the sole shareholder of VM2, may also be deemed to have the power to vote and dispose of these shares. See the second paragraph of Item 2(a) of this Schedule 13G for more information.
* Based upon 110,014,433 Ordinary Shares of China Finance Online Co. Limited (the “Company”) outstanding as of December 31, 2008, as reported by the Company to the Reporting Persons.

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS Vertex Management (II) Pte Ltd (“VM2”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	5	SOLE VOTING POWER

NUMBER OF		-- (See Row 6 and related footnote)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,595,569 Ordinary Shares (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- (See Row 8 and related footnote)

WITH:	8	SHARED DISPOSITIVE POWER

7,595,569 Ordinary Shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,595,569 Ordinary Shares (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%*

12	TYPE OF REPORTING PERSON

CO
(2) Represents 1,519,113 ADSs, each of which represents 5 Ordinary Shares, and 4 Ordinary Shares, held of record by VTF3. Divestment and voting decisions must be approved by a majority vote of the members of an investment committee established by VM2 for VTF3. As a result, VM2 may be deemed to have the power to vote and dispose of the shares held of record by VTF3. In addition, VVH, as the sole shareholder of VTF3, and as the sole shareholder of Vickers Capital Limited, which is the sole shareholder of VM2, may also be deemed to have the power to vote and dispose of these shares. See the second paragraph of Item 2(a) of this Schedule 13G for more information.
* Based upon 110,014,433 Ordinary Shares of the Company outstanding as of December 31, 2008, as reported by the Company to the Reporting Persons.

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS Vertex Venture Holdings Ltd (“VVH”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	5	SOLE VOTING POWER

NUMBER OF		-- (See Row 6 and related footnote)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,595,569 Ordinary Shares (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- (See Row 8 and related footnote)

WITH:	8	SHARED DISPOSITIVE POWER

7,595,569 Ordinary Shares (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,595,569 Ordinary Shares (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%*

12	TYPE OF REPORTING PERSON

CO
(3) Represents 1,519,113 ADSs, each of which represents 5 Ordinary Shares, and 4 Ordinary Shares, held of record by VTF3. Divestment and voting decisions must be approved by a majority vote of the members of an investment committee established by VM2 for VTF3. As a result, VM2 may be deemed to have the power to vote and dispose of the shares held of record by VTF3. In addition, VVH, as the sole shareholder of VTF3, and as the sole shareholder of Vickers Capital Limited, which is the sole shareholder of VM2, may also be deemed to have the power to vote and dispose of these shares. See the second paragraph of Item 2(a) of this Schedule 13G for more information.
* Based upon 110,014,433 Ordinary Shares of the Company outstanding as of December 31, 2008, as reported by the Company to the Reporting Persons.

CUSIP No.	169379104
Item 1.
(a)	Name of Issuer:

China Finance Online Co. Limited (the “issuer” or the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

9th Floor of Tower C, Corporate Square No. 35 Financial Street Xicheng District Beijing, China 100032
Item 2.
(a)	Name of Person Filing:

This Statement is filed by the following entities:

Vertex Technology Fund (III) Ltd (“VTF3”) Vertex Management (II) Pte Ltd (“VM2”) Vertex Venture Holdings Ltd (“VVH”)
The foregoing entities are collectively referred to as the “Reporting Persons.”
VM2 and VTF3 are parties to a management agreement under which VM2 manages the investments made by VTF3. Divestment and voting decisions with respect to the shares of the issuer held by VTF3 must be approved by a majority vote of the members of an investment committee established by VM2 for VTF3. VVH is the sole shareholder of VTF3. VVH is also the sole shareholder of Vickers Capital Limited, which is the sole shareholder of VM2. As a result of its share ownership positions, VVH may be deemed to control VTF3 and VM2 and may therefore be deemed to have the power to vote and the power to dispose of shares of the issuer owned directly by VTF3.
(b)	Address of Principal Business Office:

The address for VTF3, VVH and VM2 is:
250 North Bridge Road #05-01 Raffles City Tower Singapore 179101
(c)	Citizenship:

VTF3, VM2 and VVH are each corporations organized under the laws of Singapore.

CUSIP No.	169379104
(d)	Title of Class of Securities:

Ordinary Shares, par value HK$0.001 per share

(e)	CUSIP Number:

169379104
Item 3. Not applicable
Item 4. Ownership.
The following information with respect to the ownership of the Ordinary Shares of the issuer by the persons filing this statement is provided as of December 31, 2008:
(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable

CUSIP No.	169379104
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
As described above, the Ordinary Shares being reported on pursuant to this Schedule 13G are held of record by Vertex Technology Fund (III) Ltd, a Singapore corporation.
Item 8. Identification and Classification of Members of the Group.
As described above, the Ordinary Shares being reported on pursuant to this Schedule 13G are held of record by VTF3. While the existence of a group is not expressly affirmed pursuant to this filing, the Reporting Persons include the following additional entities, which may be deemed to exercise voting or investment power with respect to the shares held of record by VTF3: Vertex Management (II) Pte Ltd; and Vertex Venture Holdings Ltd. See Item 2 of this Schedule 13G for additional information about the relationships among these parties.
Item 9. Notice of Dissolution of Group.
Not applicable
Item 10. Certifications.
Not applicable

CUSIP No.	169379104
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERTEX TECHNOLOGY FUND (III) LTD
Dated: February 10, 2009	By:	/s/ Chua Joo Hock
		Name:	Chua Joo Hock
		Title:	Director

VERTEX MANAGEMENT (II) PTE LTD
Dated: February 10, 2009	By:	/s/ Chua Joo Hock
		Name:	Chua Joo Hock
		Title:	Director

VERTEX VENTURE HOLDINGS LTD
Dated: February 10, 2009	By:	/s/ Chua Kee Lock
		Name:	Chua Kee Lock
		Title:	Director

CUSIP No.	169379104

EXHIBIT INDEX

Exhibit

Exhibit A:	Agreement of Joint Filing